April 25, 2025

Robert M. VanHimbergen
Sr. Vice President and Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

        Re: Hillenbrand, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2024 File No. 001-33794
Dear Robert M. VanHimbergen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing